SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of March 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1. Press Release dated March 31, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SPECTRUM SIGNAL PROCESSING INC.

By: /s/ Brent Flichel
Name: Brent Flichel
Title: Vice President Finance and CFO

Dated: March 31, 2006

FOR IMMEDIATE RELEASE
Spectrum SDR-3000 Platform Selected by Lockheed Martin for
Advanced Communications Application
Burnaby, B.C., Canada — March 31, 2006 — Spectrum Signal Processing Inc. today announced a contract for three flexComm™ SDR-3000 software defined radio (SDR) platforms and related engineering services to Lockheed Martin for research, development and prototyping of advanced satellite communications applications. These applications will offer improved performance under stressing channel conditions and are designed for future net-centric space systems that will support Defense Department and other government organizations.
“Lockheed Martin’s selection of the SDR-3000 reflects Spectrum’s continued leadership in SDR technology,” stated Pascal Spothelfer, Spectrum’s President and CEO. “The SDR-3000 is the only high performance commercial-off-the-shelf platform of its kind designed specifically for communications applications. The addition of Spectrum’s application engineering services will further help accelerate Lockheed’s development and deployment of transformational communication systems.”
The SDR-3000 is a heterogeneous processing platform incorporating Xilinx® field programmable gate arrays, IBM and Freescale™ PowerPC™ processors and Texas Instruments digital signal processors. Software development tools include Spectrum’s quicComm™ hardware abstraction layer to facilitate algorithm partitioning and programming and a Software Communications Architecture (SCA) Core Framework to enable the set up and teardown of waveforms under the Joint Tactical Radio Systems Program. The SDR-3000 also includes a real-time operating system and an associated board support package that enables the SCA Core Framework to identify and manage the platform resources. For more information on the SDR-3000, please visit www.spectrumsignal.com/products/sdr/sdr 3000.asp.
ABOUT LOCKHEED MARTIN
Headquartered in Bethesda, Md., Lockheed Martin employs about 135,000 people worldwide and is principally engaged in the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. The corporation reported 2005 sales of $37.2 billion.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. Xilinx is a registered trademark of Xilinx Inc. Freescale is a trademark of Freescale Semiconductor, Inc. PowerPC is a registered trademark of International Business Machines Corporation. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.

SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	E-mail: brent_flichel@spectrumsignal.com